UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                          SEC FILE NUMBER
                                                          0-50894
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                                                          CUSIP NUMBER
                                                          95828P 10 4
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(Check One): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB [X]
             [ ] Form N-SAR
For Period Ended:  March 31, 2005
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[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Western Goldfields, Inc.
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Full Name of Registrant


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Former Name if Applicable

961 Matley Lane, Suite 120
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Address of Principal Executive Office (Street and Number)

Reno, Nevada  89502
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
            10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Western Goldfields, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2005 without unreasonable effort or expense due to the inability of the Company's independent auditors to complete the review of such financial statements, for the reasons discussed below. As previously disclosed in the Company's Current Report on Form 8-K filed on December 8, 2004, the Company engaged HJ & Associates, L.L.C. as its independent accountant in December 2004. This is a new engagement for HJ & Associates, which is unable to complete its review in a timely manner to file the Quarterly Report on Form 10-QSB. Unforeseen schueduling and logisitcal issues which contributed to the delay in completing their audit of the Company's financial statements for the year ended December 31, 2004 impacted the commencement and completion of their review of the Company's March 31, 2005 consolidated financial statements. Until HJ & Associates has completed its review of the Company's financial statements for the period ended March 31, 2005, it is not feasible for management to file its Quarterly Report on Form 10-QSB in a timely manner without unreasonable effort or expense, nor can a reasonable estimate of the Company's results for the period be made.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Thomas K. Mancuso                  (775)                    337-9433
      ------------------                ------                    --------
            (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes [X] No [ ]

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25
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                            Western Goldfields, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2005                       By: /s/ Becky Corigliano
       ---------------------                    --------------------------------
                                                Becky Corigliano
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).


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                                  Attachment I

      The Company began its operation of the Mesquite Mine in November 2003. As a result, the Company's operating profile between the periods prior to and following November 2003 changed significantly. Prior to November 2003, the Company primarily concentrated its business on the acquisition of properties and raising funds to advance its business. After the acquisition of the Mesquite Mine, the Company has dedicated the majority of its expenditures to retrieve gold from heap leach pads or from new mining and processing at the Mesquite Mine. The Company did not earn any revenues from operations from the period when it emerged from dormancy in April 1999 through the year ended December 31, 2003 and had a net loss of approximately $218,000 for the quarter ended March 31, 2004. The Company expects to report net revenues from the sale of gold produced from the Mesquite Mine and net loss for the quarter ended March 31, 2005.


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                                  EXHIBIT INDEX

Exhibit No.       Exhibit Name


99.1              Letter, dated May 16, 2005, from HJ & Associates to Western
                  Goldfields, Inc.